Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Cheniere Energy, Inc.:

We consent to the use of our reports dated February 19, 2015, with respect to the consolidated balance sheet of Cheniere Energy, Inc. as of December 31, 2014 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related financial statement schedule (Schedule I) for the year ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

May 22, 2015